06050571

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED SEP 15 2006 WASH, D.C. 186

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 66091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Hina Group, Inc., 3000 El Camino Real #210
(No. and Street)

Palo Alto (City) CA (State) 94306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Clow (650) 331-8787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chang Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

28 N First St, #900 (Address) San Jose (City) CA (State) 95113 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/27

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Clow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Hina Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~State of California County of~~ Santa Clara

~~Subscribed and sworn to (or affirmed)~~

Before me on this 13th day of Sept, 2006 by Eric Clow

~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

Notary Public (Seal)

[signature]

Signature

CFO

Title

L. KADIEV
COMM. #1522286
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Nov. 2, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chang Accountancy Corp.
28 N. First Street, STE # 900
San Jose, CA 95113

Tel: 408-998-1688 Fax: 408-998-1689

RECEIVED
JUL 28 2006
NASD, INC.

Date: July 25, 2006
NASD
525 Market Street, Suite 300
San Francisco, CA 94105-2711
Attn: Ms. Kathleen Hart

Dear Ms. Hart:

This letter is in response to your letter of July 13, 2006. The responses to your questions are as follows:

1. Computation of Net Capital. (Please see attachment 2)

2. There are no differences between the auditor's independent computation of the firm's net capital and the net capital stated on the firm's fourth quarter FOCUS filing.

3. There are no material inadequacies found to exist as required by SEC Rule 17a-5(j).

4. A. In December 2005, the Company though that their Beijing affiliate would need a loan for $100,000 from Hua Xia Bank, a Chinese bank based in Beijing. To allow their Beijing affiliate to get this loan, they set up a letter of credit (loan guarantee) which was backed by a $100,000 CD Wells Fargo Bank.

   B. Please see attachments 3.

   C. While the $100,000 CD was being used as collateral for the letter of credit, the Company did not count it as an allowable asset for net capital calculations.

5. Regarding the Company receipt of 100,000 shares of Vweb stock at $0.70 per share for services rendered.

   A. This investment is non-allowable for the net capital computation purposes.

   B. Vweb is a private company so the shares are not allowable assets for net capital purposes and no haircut is calculated.

6. Please see attachment 4 for Hong Chen's deposits details. Per our client, the Hina Group, Inc. discussed this issue with your office and there was no problem with it.

Chang Accountancy Corp.
28 N. First Street, STE # 900
San Jose, CA 95113

Tel: 408-998-1688 Fax: 408-998-1689

Date: July 25, 2006
NASD
525 Market Street, Suite 300
Attn: Ms. Kathleen Hart

Sincerely yours,

Chang Accountancy Corp.
Davis Chang, PhD, CPA
Enclosed:

1. The notice from your office
2. Net capital calculation
3. Supporting document for $100,000 CD
4. Hong Chen's deposits details

Kathleen Hart
Supervisor of Examiners, San Francisco District Office

NASD

VIA CERTIFIED MAIL

July 13, 2006

Mr. Hong Chen
Head of Operations
The Hina Group
2445 Faber Place, Suite 101
Palo Alto, CA 94303

Dear Mr. Chen:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Computation of Net Capital.
2. Reconciliation, including explanations, of any difference(s) between the auditor's independent computation of the firm's net capital and the net capital stated on the firm's fourth quarter FOCUS filing.
3. A report describing any material inadequacies found to exist as required by SEC Rule 17a-5(j).

In addition, we request the following information:

4. Under the Notes to Financial Statements – Note #2, a six-month Wells Fargo CD is reported as collateral for Hua Xia Bank LC.

    ? A. Please provide an explanation of what function(s) Hua Xia Bank facilitates in the firm's operations;
    B. A copy of the written agreement documenting the rights and obligations of the lender as well as the borrower against the Well Fargo CD collateral to Hua Xia Bank; and
    C. How the Wells Fargo CD was classified for net capital computation purposes (i.e.- allowable or non-allowable).

5. The Notes to Financial Statements – Note #6 states that the firm received 100,000 shares of Vweb stock at $0.70 per share for services rendered.

    A. Please provide a statement indicating how these shares were classified for net capital computation purposes (i.e. allowable or non-allowable); and
    ? B. A statement indicating any haircuts that were assessed in connection with these shares for net capital purposes.

? 6. The Notes to Financial Statements – Note #8 states that Hong Chen was paid $110,000 to purchase back "additional paid in capital." Please provide a statement specifying what date Mr. Hong Chen infused the capital and what date the firm had purchased back this "additional paid in capital."

Attachme

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by July 27, 2006. Questions may be addressed to Jeanie Oh, Associate Examiner, at 415-882-1213.

Sincerely,

Kathleen Hart

Kathleen Hart
Supervisor of Examiners

KH:ra

Enclosure: Form X-17A-5 Part III Facing Page

cc: Rosalind R. Tyson, Securities and Exchange Commission
Chang Accountancy Corp.

WELLS FARGO

Application for Standby Letter of Credit

Created By:
SMILEYCH
Status: Incomplete
Type: Irrevocable Standby Letter Of Credit

Wells Fargo Bank L/C No:	902196
Application Date:	12/21/2005
Last Activity Date:	12/21/2005
Applicant Reference No	CLS134

TO: Wells Fargo Bank, N.A. - Standby's

PLEASE ISSUE YOURSELF IN YOUR NAME, OR AT YOUR OPTION THROUGH YOUR AGENT WELLS FARGO BANK, N.A. OR WELLS FARGO HSBC TRADE BANK, N.A. IN THE AGENT'S NAME, AN IRREVOCABLE LETTER OF CREDIT ON SUBSTATIALLY THE TERMS SET FORTH BELOW AND, UNLESS OTHERWISE SPECIFIED BELOW IN SPECIAL INSTRUCTIONS, FORWARD THE LETTER OF CREDIT TO THE BENEFICIARY DIRECTLY OR THROUGH A BANK SELECTED BY WHICHEVER OF YOU OR YOUR AGENT IS NAMED ON THE CREDIT AS THE ISSUER ("ISSUER") BY (ADVICE METHOD): CABLE.

PARTY TO BE NAMED AS REQUESTING THE CREDIT:

THE HINA GROUP INC
2445 FABER PLACE, SUITE 101
PALO ALTO, CA 94303
UNITED STATES

ADVISING BANK:

BENEFICIARY:

HUA XIA BANK
ROOM 311, BEIJING INT'L FINANCE
CENTRE NO. 11 FINANCIAL ST. XICHENG
BEIJING, CHINA

CURRENCY/AMOUNT: USD 100,000.00
Drafts At: Sight
Approximate Percentage: 0%
Drafts Drawn On: WELLS FARGO BANK, N.A.
Place Of Expiry: AT OUR ABOVE COUNTERS
EXPIRY DATE: 6/30/2006

REQUIRED DOCUMENTS:
+++SEE THE ATTACHED EXHIBIT A FOR THE WORDING OF THE LETTER OF CREDIT, WHICH WORDING IS INCORPORATED HEREIN BY THIS REFERENCE.

OTHER TERMS AND CONDITIONS:

SPECIAL INSTRUCTIONS TO ISSUING BANK STAFF ONLY:

APPLICANT'S AGREEMENT AND SIGNATURE: APPLICANT'S SIGNATURE HERE INDICATES AGREEMENT TO ALL THE TERMS AND CONDITIONS ON ALL PAGES OF THIS APPLICATION AND APPLICANT'S AGREEMENT THAT THE LETTER OF CREDIT AND ITS ISSUANCE WILL BE GOVERNED BY THE TERMS AND CONDITIONS OF THE STANDBY LETTER OF CREDIT AGREEMENT BETWEEN APPLICANT AND THE ENTITY TO WHOM THIS APPLICATION IS ADDRESSED

THIS APPLICATION IS SIGNED BY APPLICANT'S DULY AUTHORIZED REPRESENTATIVE OR REPRESENTATIVES ON THE DATE SPECIFIED ABOVE

PLEASE INITIAL

STBENTBL

WELLS FARGO

Applicant ____________________ Address ____________________

[illegible signature] ____________________ [illegible handwritten address]

Authorized Signature/Title ____________________ Address ____________________

Authorized Signature/Title ____________________ Address ____________________

FOR BANK USE ONLY (TO BE COMPLETED BY APPROVING BANK OFFICER)

IF THE ENTITY TO WHOM THIS APPLICATION IS ADDRESSED IS NOT THE ISSUER THEN THE ISSUER IS HEREBY APPOINTED AS THE AGENT OF SUCH ENTITY TO ISSUE THE CREDIT IN THE ISSUER'S NAME PURSUANT TO THIS APPLICANT AND THE STANDBY LETTER OF CREDIT AGREEMENT SIGNED BY THE APPLICANT, AND SUCH ENTITY AGREES TO REIMBURSE THE ISSUER FOR ALL AMOUNTS PAID BY THE ISSUER, ALL COSTS AND EXPENSES INCURRED BY THE ISSUER, AND ALL CHARGES, COMMISSIONS AND INTEREST CHARGED BY THE ISSUER WITH RESPECT TO THE CREDIT AND THE TRANSACTIONS TO WHICH THE CREDIT RELATES.

SPECIAL INSTRUCTIONS (SPECIFY ANY TERMS AND CONDITIONS TO BE APPLICABLE TO THE LETTER OF CREDIT WHICH DIFFER FROM THOSE SPECIFIED ON APPLICANT'S RMI FORM F163.)

COLLATERAL CODE: ____________ PURPOSE CODE: ____________

APPLICANT'S SIGNATURE ON THIS APPLICATION IS VERIFIED AND ISSUANCE OF THE LETTER OF CREDIT HAS BEEN APPROVED IN ACCORDANCE ADDRESSEE'S CREDIT POLICIES AND PROCEDURES.

Approving Officer's Name (Please type or print): ____________________

Approving Officer's Office (Please type or print): ____________________

MAC: ____________ AU: ____________

Approving Officer's Signature: ____________________ Date: ____________

Phone: ____________________

AFS Interface Required?: YES ____________ NO ____________

Standalone Transaction?: YES ____________ NO ____________

END OF APPLICATION

PLEASE INITIAL

Draft For Discussion Purpose Only.	

Deleted: Jai R. Chaudhary, VP/Manager, Standby Letters of Credit - Wells Fargo Bank N.A., One Front Street, 21st Floor, San Francisco, Ca 94111, Phn: (415) 396-0361 Fax: (415) 284-04531 E-mail: chaudbjr@wellsfargo.com

SWIFT700 - ISSUE OF A STANDBY CREDIT

TO: RECEIVING PARTY NAME AND ADDRESS
SWIFT CODE:
HXBKCNBJ
HUA XIA BANK
ROOM 311, BEIJING INT'L FINANCE
CENTRE NO.11 FINANCIAL ST. XICHENG
BEIJING CN 100034

27: SEQUENCE OF TOTAL
1/1
40A: FORM OF STANDBY CREDIT
IRREVOCABLE STANDBY

: 20: STANDBY CREDIT NUMBER
(INSERT WELLS FARGO BANK SBLC NUMBER)

: 23: REFERENCE TO PRE-ADVICE
: 31C: DATE OF ISSUE
05/12/XX

31D: DATE AND PLACE OF EXPIRY
060630 SAN FRANCISCO, CA

: 51D: APPLICANT BANK

: 50: APPLICANT
THE HINA GROUP, INC.
2445 FABER PLACE, SUITE 101
PALO ALTO, CA 94303

: 59: BENEFICIARY
HUAXIA BANK BANKING DEPT.
ROOM 311 BANKING INT'L FINANCE CENTER, NO. 11 FINANCE
STREET, XICHENG DISTRICT, BEIJING P.R. CHINA
POST CODE: 100034

: 32B: CURRENCY CODE, AMOUNT
USD 100,000.00

: 39A: PERCENTAGE CREDIT AMOUNT TOLERANCE

41D: AVAILABLE WITH ... BY ...
WELLS FARGO BANK, N.A., SAN
FRANCISCO, CA

BY PAYMENT

: 46A: DOCUMENTS REQUIRED
PLEASE SEE 47A
: 47A: ADDITIONAL CONDITIONS

IRREVOCABLE STANDBY LETTER OF CREDIT NO. __________

BENEFICIARY: HUAXIA BANK BANKING DEPT.
ROOM 311, BANKING INT'L FINANCE CENTER

PLEASE INITIAL

Draft For Discussion Purpose Only.

Deleted: Jai R. Chaudhary, VP/Manager Standby Letters of Credit Wells Fargo Bank N.A., One Front Street, 21st Floor, San Francisco, Ca 94111, Ph: (415) 396-8561 Fax: (415) 788-94531 E-mail: chaudhir@wellsfargo.com

NO. 11 FINANCE STREET, XICHENG DISTRICT, BEIJING P.R. CHINA
POST CODE: 100034

GENTLEMEN:

WE WELLS FARGO BANK, N.A., TRADE SERVICES DIVISION, NORTHERN CALIFORNIA, ONE FRONT STREET, 21ST FLOOR, SAN FRANCISCO, CA 94111 HEREBY ISSUE THIS STANDBY LETTER OF CREDIT NO. ________ IN YOUR FAVOR FOR ACCOUNT OF THE HINA GROUP, INC., 2445 FABER PLACE, SUITE 101, PALO ALTO, CA 94303 (THE OBLIGOR) UP TO THE AGGREGATE AMOUNT OF USD 100,000.00 (US DOLLARS ONE HUNDRED THOUSAND ONLY) AVAILABLE BY YOUR AUTHENTICATED SWIFT DEMAND WORDED AS FOLLOWS WITH THE INSTRUCTIONS IN BRACKETS THEREIN COMPLIED WITH:

"DRAWN UNDER STANDBY LETTER OF CREDIT NO. __________. WE, HUAXIA BANK BANKING DEPT. HEREBY DEMAND USD (INSERT AMOUNT OF DRAWING) AND CERTIFY THAT THE AMOUNT DRAWN THEREUNDER REPRESENTS AND COVERS THE UNPAID INDEBTEDNESS AND INTEREST, PENALTY AND OTHER BANKING CHARGES THEREON DUE TO OURSELVES ARISING FROM OUR GRANTING RMB CREDIT FACILITY TO THE OBLIGOR."

WE SHALL TAKE THAT YOUR AUTHENTICATED SWIFT DEMAND ON US SHALL CONSTITUTE A DRAFT DRAWN ON US BY YOU PAYABLE IN AMOUNT AT THE RELEVANT BUYING RATE OF USD/RMB QUOTED BY YOUR BANK ON THE DATE OF YOUR CLAIMING OR DRAWING, HOWEVER YOUR DEMAND PAYMENT AMOUNT SHALL NOT EXCEED THE AMOUNT OF THIS STANDBY LETTER OF CREDIT.

WE SHALL PAY YOU NOT LATER THAN 7 BANKING DAYS AFTER RECEIVING YOUR AUTHENTICATED SWIFT DEMAND IN COMPLIANCE WITH THE TERMS OF THIS STANDBY LETTER OF CREDIT.

THIS STANDBY LETTER OF CREDIT IS VALID UNTIL JUNE 30, 2006 AND WILL BECOME NULL AND VOID AUTOMATICALLY AFTER THE AFORESAID EXPIRY DATE. CLAIMS HEREUNDER, IF ANY, MUST BE RECEIVED BY US ON OR PRIOR TO THE EXPIRY DATE OF THIS STANDBY LETTER OF CREDIT.

THIS STANDBY LETTER OF CREDIT SETS FORTH THE FULL TERMS OF OUR UNDERTAKING AND SUCH UNDERTAKING SHALL NOT IN ANY WAY BE MODIFIED, AMENDED OR AMPLIFIED BY REFERENCE TO THE DOCUMENT OR INSTRUMENT REFERRED TO HEREIN OR TO WHICH THIS CREDIT RELATES AND SHALL NOT BE DEEMED TO INCORPORATE BY REFERENCE ANY SUCH DOCUMENT OR INSTRUMENT.

THIS STANDBY LETTER OF CREDIT IS SUBJECT TO UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS 1993 REVISION OF THE INTERNATIONAL CHAMBER OF COMMERCE PUBLICATION NO. 500 CURRENTLY IN FORCE.

71B: CHARGES
ALL BANK CHARGES ARE FOR THE APPLICANTS ACCOUNT

49: CONFIRMATION INSTRUCTIONS
WITHOUT

53D: REIMBURSEMENT BANK

57D: ADVISE THROUGH BANK

: 72: BANK TO BANK INFORMATION
PLEASE ADVISE BENEFICIARY

PLEASE INITIAL

The Hina Group,Inc.
Hong Chen's Deposits Details

Date	Amount
8/13/2003	$ 30,000.00
9/19/2003	50,000.00
10/21/2003	30,000.00
Total	$ 110,000.00
8/16/2006	(110,000.00) payback
Net	$ -

Attachment 4

Chang Accountancy Corp.
28 N. First Street, STE # 900

Chang Accountancy Corp.
28 N. First Street, STE # 900
San Jose, CA 95113

Tel: 408-998-1688 Fax: 408-998-1689

Final

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

7005 3110 0001 1008 1518

Postage	$1.35
Certified Fee	$2.40
Return Receipt Fee (Endorsement Required)	$0.00
Restricted Delivery Fee (Endorsement Required)	$0.00
Total Postage & Fees	$3.75

Postmark Here 07/26/2006

Sent To: NASD / Kathleen Hart
Street, Apt. No.; or PO Box No.: 535 Market Street, Ste 300
City, State, ZIP+4: San Francisco, CA 94105

PS Form 3800, June 2002 — See Reverse for Instructions

NASD

7/26/06

Saint James Park Post Office
San Jose, California
951131001
0568370012-0094
07/26/2006 (800)275-8777 03:42:51 PM

Sales Receipt

Product Description	Sale Qty	Unit Price	Final Price
SAN FRANCISCO CA 94105 First-Class 4.30 oz.			$1.35
Certified			$2.40
Label #: 70053110000110081518			
Customer Postage			-$3.75
Subtotal:			$0.00
Total:			$0.00

Paid by:

Bill#: 1000601086795
Clerk: 18

— All sales final on stamps and postage. —
Refunds for guaranteed services only.
Thank you for your business.
Customer Copy